UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. 2)*

                                POLISHED.COM INC.
                                (Name of Issuer)
--------------------------------------------------------------------------------

                   Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   28252C109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Ly Nguyen
                     Morgan Dempsey Capital Management LLC
           111 Heritage Reserve, Suite 200, Menomonee Falls, WI 53051
                                  414-319-1080
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 15, 2023
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.   [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28252C109                   13D                     Page 2 of 7 Pages

--------------------------------------------------------------------------------

     1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Morgan Dempsey Capital Management LLC
          39-1805798
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS (see instructions)

          OO
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Wisconsin
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER

                         45,032*
                   -------------------------------------------------------------
                    8.   SHARED VOTING POWER
   NUMBER OF
     SHARES              0
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH      9.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH            45,032*
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         0
                   -------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          45,032*
--------------------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.04%
--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (see instructions)

          IA
--------------------------------------------------------------------------------
*Includes 14,045 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by Morgan Dempsey Capital Management LLC

CUSIP No. 28252C109                   13D                     Page 3 of 7 Pages

--------------------------------------------------------------------------------

     1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Joshua J. Peters
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS (see instructions)

          Not Applicable
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER

                         0
                   -------------------------------------------------------------
                    8.   SHARED VOTING POWER
   NUMBER OF
     SHARES              0
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH      9.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH            0
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         0
                   -------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (see instructions)

          IN
--------------------------------------------------------------------------------

CUSIP No. 28252C109                   13D                     Page 4 of 7 Pages

               Amendment No. 2 to Schedule 13D (Final Amendment)

This Amendment No. 2 amends and supplements the Schedule 13D filed on January 26, 2023 and amended on February 3, 2023 (the "Schedule 13D") by the Reporting Persons relating to the common stock, par value $0.0001 per share (the "Shares"), of Polished.com Inc., a Delaware corporation (the "Issuer"). This statement also relates to the warrants (the "Warrants") registered by the Issuer with the Securities and Exchange Commission on May 26, 2021.

The following items of the Schedule D are hereby amended as follows:

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows.

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 105,469,878 Shares outstanding as of August 10, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023, plus 14,045 Shares which would be issued upon execution of 14,045 Warrants beneficially owned by Morgan Dempsey Capital Management LLC.

a) For information on Share ownership of the Reporting Persons, see Items 7-13 on the Cover Pages.

b) For information on voting and dispositive power with respect to the above listed shares, see Items 7-11 on the Cover Pages.

c) Transactions in the Shares of the Issuer during the Past Sixty Days

The following table details the transactions during the sixty days on or prior to the Reporting Date in shares.

The Reporting Persons sold their respective holdings of Common Stock and Warrants as follows:
                                                            Price
                                                            per     Form of
Reporting Person        Date       Quantity    Security     Share   Transaction
----------------        --------   ---------   ---------    -----   -----------
Morgan Dempsey
Capital Management LLC  08/07/2023   256,501    Share        0.19    Sell

Morgan Dempsey
Capital Management LLC  08/15/2023  3,468,167   Share        0.14    Sell

Morgan Dempsey
Capital Management LLC  08/15/2023  2,276,450   Warrant      0.01    Sell

Joshua J. Peters        08/16/2023  1,766,546   Share        0.12    Sell

Joshua J. Peters        08/16/2023    683,805   Warrant      0.004   Sell

CUSIP No. 28252C109                   13D                     Page 5 of 7 Pages

Morgan Dempsey Capital Management LLC, in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, may be deemed to beneficially own shares of the Issuer's Shares and Warrants held in the Accounts.

d) No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

e) The Reporting Persons ceased to beneficially own more than five percent of the Common Stock on August 15, 2023.

Item 7. Material to Be Filed as Exhibits.

Item 7 is here amended as follows.

Exhibit 1

CUSIP No. 28252C109                   13D                     Page 6 of 7 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        MORGAN DEMPSEY CAPITAL MANAGEMENT LLC


                                        /s/ Ly Nguyen
                                        -----------------------------------
                                        Name: Ly Nguyen


                                        Chief Compliance Officer
                                        -----------------------------------
                                        Title


                                        August 17, 2023
                                        -----------------------------------
                                        Date



                                 EXHIBIT INDEX

Exhibit                 Description
-------------           ----------------------------------------------------
1                       Joint Filing Agreement

CUSIP No. 28252C109                   13D                    Page 7 of 7 Pages



                       EXHIBIT 1 - JOINT FILING AGREEMENT

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of POLISHED.COM INC. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 17th day of August, 2023.


MORGAN DEMPSEY CAPITAL MANAGEMENT LLC

By: /s/ Ly Nguyen
----------------------------------
Ly Nguyen
Chief Compliance Officer


/s/ Joshua J. Peters
----------------------------------
Joshua J. Peters